Management’s Discussion and Analysis
For the Three Month Period Ended March 31, 2012

Introduction

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Silvermex Resources Inc.’s (“Silvermex” or “the Company”) unaudited condensed consolidated interim financial statements for the three months period ended March 31, 2012 and audited consolidated financial statements for the year ended December 31, 2011, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All figures are in Canadian dollars unless otherwise noted. This Management Discussion and Analysis has been prepared as of May 11, 2012 and includes certain statements that may be deemed “forward-looking statements”. Investors are directed to the section “Risks and Uncertainties” and to page 19 for a statement on forward-looking information included within this MD&A.

Highlights

•

On April 3, 2012 the Company entered into a definitive agreement with First Majestic Silver Corp pursuant to which First Majestic Silver Corp. has agreed to acquire all of the issued and outstanding common shares of the Company.

•	During the three months period ended March 31, 2012, the Company:

	o	generated silver and gold sales of $2.9 million from the sale of 57,399 ounces of silver and 862 ounces of gold.

	o	produced 101,158 ounces of silver and 1,136 ounces of gold from the La Guitarra Mine.

Overview

The Company is a growth-oriented silver and gold producer focused on building a portfolio of high quality, low-cost North American precious metals assets. The Company has one mining operation and four exploration projects in Mexico. Additionally, the Company has a non-material exploration property in Canada. The Company’s core assets, located in the Temascaltepec Mining District, one of Mexico’s oldest and most prolific silver districts covering over 39,000 hectares, includes the producing La Guitarra silver-gold mine and mining concessions. La Guitarra is an underground mine currently in operation with a flotation mill that has a proven capacity of 320 tons per day (“tpd”).

On March 13, 2012, with the consent of Silvermex, the US Securities and Exchange Commission (“SEC”) issued an order revoking the registration statement of Silvermex’s common shares under section 12(j) of the US Securities Exchange Act of 1934, as amended. The Company consented to this administrative procedure as an amenable solution to address the filing delinquencies committed by the previous management of Genco under the Exchange Act. Silvermex’s common shares continue to trade publicly on the TSX; however, broker-dealers in the United States are unable to effect transactions in US markets. A new registration statement on Form 40-F was filed by the Company on April 2, 2012. The registration statement is anticipated to be effective 60 days after its filing.

On April 3, 2012, the Company entered into a definitive agreement (the "Arrangement Agreement") with First Majestic Silver Corp (“First Majestic”) pursuant to which First Majestic has agreed to acquire all of the issued and outstanding common shares of the Company. Under the terms of the Arrangement, on closing, each Silvermex shareholder will receive 0.0355 First Majestic Shares (the “Exchange Ratio”) and C$0.0001 in cash per Silvermex Share. Outstanding Silvermex options will be exchanged for First Majestic Shares with a value equal to the in-the-money value of the options (based on the Exchange Ratio). Outstanding Silvermex warrants will be exchanged for First Majestic Shares with a value equal to the in-the-money value of the warrants (based on the Exchange Ratio) or may be exchanged for equivalent warrants of First Majestic, at the election of the holder.

2011 MD&A

Pursuant to the transaction, First Majestic will issue approximately 9.6 million First Majestic Shares valuing Silvermex at approximately C$175.4 million based on First Majestic’s 30 day volume weighted average price (“VWAP”) on April 2, 2012. Following completion of the transaction, the current First Majestic shareholders will hold approximately 91.7% of the combined company, while current shareholders of Silvermex will hold approximately 8.3% . The transaction will be carried out by way of a court-approved plan of arrangement and will require the approval of at least 66 2/3% of the votes cast by the shareholders, warrant holders and option holders of Silvermex voting together as a single class at a Silvermex special meeting. In addition to securityholder and court approvals, the transaction is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature.

The Arrangement Agreement includes customary provisions, including no solicitation of alternative transactions, right to match superior proposals and fiduciary-out provisions. Silvermex has agreed to pay a termination fee to First Majestic of C$6.14 million upon the occurrence of certain termination events. A copy of the Arrangement Agreement has been filed on SEDAR and is available electronically under Silvermex’s profile at www.sedar.com.

The Board of Directors of Silvermex has unanimously approved the transaction and is expected to provide a written recommendation that Silvermex securityholders vote in favour of the transaction in the Management Information Circular to be mailed to Silvermex securityholders in connection with the Arrangement.

Each of the directors and senior officers of Silvermex and certain shareholders of Silvermex representing approximately 21% of the issued and outstanding Silvermex securities have entered into voting agreements with First Majestic and have agreed to vote in favour of the transaction at the special meeting of Silvermex securityholders to be held to consider the Arrangement.

Full details of the Arrangement will be included in a Management Information Circular to be filed with the regulatory authorities and mailed to Silvermex securityholders in accordance with applicable securities laws.

In 2012, the Company’s efforts will be centered on closing the transaction with First Majestic while continuing its development and exploration programs to upgrade and expand resources in order to deliver sustainable production from the La Guitarra Mine.

2011 MD&A

Operating Performance

Mine Operations

The table below summarizes metal production at La Guitarra mine for the following periods:

	Three Months Ended		Three Months Ended	Year Ended
	March 31,		December 31,	December 31,
	2012	2011	2011	2011
Tonnes ore milled	26,869	16,359	23,810	81,153

Tonnes ore milled per day	336	182	331	327

Silver grade (g/t)	134	191	197	172
Gold grade (g/t)	1.6	2.5	1.7	1.7
Silver recovery (%)	87.1%	92.7%	89.0%	89.9
Gold recovery (%)	83.3%	88.8%	78.4%	85.5
Silver produced (ounces)	101,158	93,063	134,106	437,953
Gold produced (ounces)	1,136	1,182	1,010	4,293
Silver sales (ounces)	57,399	86,128	126,589	359,188
Gold sales (ounces)	862	1,002	1,049	3,959

Average realized silver price ($US/oz)	32.89	32.98	31.02	34.88
Average realized gold price ($US/oz)	1,690.16	1,399.27	1,676.38	1,594.78

Silver inventory (ounces)	35,779	9,467	14,112	14,112
Gold inventory (ounces)	324	234	126	126

Three months ended March 31, 2012 compared to three months ended December 31, 2011

Silver production for the first quarter of 2012 decreased 24.6% over the fourth quarter of 2011 and gold production increased by 12.5% . Plant throughput increased by 12.8% with the grade of silver decreasing by 32% and gold decreasing by 5.9% . The decreased silver production in the quarter was due to the decrease in overall grade and a slight decrease in silver recovery. Gold production’s increase was a result of improved gold recovery in the period.

Three months ended March 31, 2012 compared to three months ended March 31, 2011

Silver production for the first quarter of 2012 increased 8.7% over the comparative 2011 quarter and gold production decreased by 3.9% . Plant throughput increased by 64.2% with the grades of silver and gold decreasing by 29.8% and 36% respectively. The increase in silver and gold production is attributable to increased throughput at the mine but was offset by lower grades of silver and gold and lower recoveries in the current period.

2011 MD&A

Exploration and Mine Development

La Guitarra Mine Development and Exploration

For the first three months of 2012, the Company completed approximately 10,558 metres of surface drilling and 3,624 metres of underground drilling. Results have continued to extend the main La Guitarra vein structure as well as show the existence of numerous parallel structures. Within the La Guitarra mine, drilling to date has demonstrated that there is good continuity to the mineralized zone both along strike and down dip with grades and widths comparable to that currently being mined. Mineralization remains open along strike and at depth. In the Coloso area, drilling has confirmed the continuity of the Jessica vein structures and expanded the known mineralized zone. A proposed 36,500 m drill program was expected over the course of 2012, which included 16,500 m on surface and 20,000 m underground, for expenditures totaling $7.6 million, with the objective of further delineating areas for mine planning and exploitation. These plans are currently under review by First Majestic.

The property hosts numerous, potential production centres with known mineralization, all within close proximity to the current mill location. The Company’s surface exploration drilling program for the La Guitarra district has been put on hold for the month of April and resumed the first week of May 2012 to allow drill crews to break for the Semana Santa holidays and to conserve Company resources through this transition period with First Majestic. Access roads and drill site preparation in the La Guitarra NW area and relogging of the Mina de Agua drill core are in process. The Company is continuing to delineate and develop additional reserves and resources within the mine in order to operate the mill at its designed capacity of 320 tpd or 9,600 tonnes per month. During the three months ended March 31, 2012, the Company developed mine infrastructure with an additional 340 m of ramps and stope accesses, 105 m of sublevel preproduction development on vein and 69 m of cross cuts and station development for diamond drill stations for a total of 514 m. Additionally, 456 m of ramp and stope access was opened up to facilitate current production.

Construction of the Company’s new assay lab building is close to completion. All the equipment for the lab was received in March and the lab is expected to be up and running by the end of the second quarter. Detailed designs for expansion of the tailings pond were completed by Tetra Tech Inc. in 2011. Construction on the stabilization of the existing tailings pond, which also provides approximately 95,000 tonnes of additional storage, began in March with construction of a drainage system and a buttress on the south side. This buttress will also serve as the north embankment for the expansion. The stabilization of the existing pond will be complete in the second quarter of 2012. The Company has not yet received approval from the Mexican Ministry of Environment and Natural Resources (“SEMARNAT”) for the expansion; however inspections of the site by SEMARNAT are scheduled for mid-May to finalize the permitting. Construction of the expansion should begin in the second quarter of 2012 with expected cost for the expansion and stabilization being $2.5 million.

Rosario Property

The Rosario Property totals 16,279 hectares in south east Sinaloa, Mexico and is a consolidation of three past producing mines: Plomosas, San Juan and San Marcial. The Rosario Property contains a camp, mill site, tailings facility, water rights, electric power and infrastructure that could allow the Plomosas and San Juan projects to commence production in a shorter time frame and at a lower capital cost should a positive production decision be made. The Company is encouraged by the exploration potential of this project and is looking at opportunities to expand the historic resource and potentially return these properties back to production. With this objective in mind, the Company has designed a drill program to test the dimensions and grades of down dip extensions within the Plomosas and Plomositas zones on the Rosario property. However, all drilling has been put on hold pending the completion of the acquisition of the Company by First Majestic.

2011 MD&A

San Marcial Property

The San Marcial property represents 1,250 hectares of the Rosario Project. The Company has completed an internal evaluation of the San Marcial property and has determined that although the Company feels the property has further exploration potential, due to a number of factors, including the terms of the option agreement with Silver Standard Resource Inc. (“Silver Standard”) the property does not, at this time, warrant further development as a standalone project. Although management has written-down the property, the Company has maintained the property in good standing under terms of the option agreement with the exception of the 1,000,000 common shares due on February 1, 2011 and the $6,000,000 payment due on February 1, 2012 which are in the process of being renegotiated. The Company may continue to retain the property if the renegotiated terms are acceptable.

Peñasco Quemado Property

The Peñasco Quemado property is located within the north-central portion of the Mexican state of Sonora, approximately 14.5 km west of the town of Tubutama, in the Magdalena - Tubutama mining district. The project contains disseminated silver mineralization and minor amounts of gold and copper, associated iron, and strong manganese oxide within brecciated zones in a volcano sedimentary suite of rocks. These mineralized brecciated zones are the most important exploration targets on the property. The near surface and oxidized nature of the mineralization suggest the deposit might have a low strip ratio and be amenable to low cost open pit mining methods.

There is a current NI 43-101 compliant mineral resource estimate on the Peñasco Quemado property. This mineral resource estimate is based on a total of 3,442.61 m of core, rotary and reverse circulation drilling from 49 holes completed by Silvermex in 2005 and 2006 as well as by Cerro de Plata in the 1980s.

Samples of existing drill core were collected for metallurgical testing and sent to Hazen Research, Inc. in Golden, Colorado. Preliminary results showed successful removal of manganese using a sulphur dioxide leach (“SO2”) but lower recovery of silver from the SO2 residue. Additional mineralogical investigation and metallurgical testing will continue through May. Dependent on favorable results from Phase 1 laboratory testing, Phase 2 testing will be focused on definition of a flow sheet for milling. The proposed flow sheet will enable Preliminary Economic Assessment level cost estimates to be performed late in 2012 in order to determine expected capital and operating costs. Results from the first phase of laboratory testing are expected to be received in the second quarter of 2012.

Lobos Property

The 100% owned Lobos project is located in northwestern Sonora, Mexico. The property's 2,830 hectares lies along the Sea of Cortez, approximately 90 km from Puerto Peñasco, the largest major center in the region. The Company does not have plans to advance this project in 2012.

La Frazada Property

The La Frazada mine is located in the historic mining district of Real del Zopilote, in the state of Nayarit and along the southwest margin of the Sierra Madre Occidental. The property is approximately 300 km northwest of Guadalajara. The overall concession totals 360 hectares, which was staked by Silvermex in March 2008. The property consists of two principal mineralized zones, the La Jabalina and La Frazada Veins, that are between 10 and 15 metres apart. The Company previously completed a systematic sampling and mapping program along the 3 km surface outcrops and the underground workings in which the La Jabalina and La Frazada vein are exposed. For 2012, the Company does not have any plans to perform work on this project.

2011 MD&A

Summary of Quarterly Results

The following table summarizes selected financial information for the last eight completed fiscal quarters (in thousands, except per share):

($‘000)	2012	2011				2010
	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
Revenue	2,933	5,082	5,051	2,752	3,887	3,391	313	247
Operating loss	(4,551)	(2,036)	(7,595)	(1,462)	(731)	(39,381)	(1,459)	(1,584)
Net income (loss)	(3,330)	3,070	(4,868)	(1,219)	(897)	(38,580)	(458)	(1,664)
Net income (loss) per share(1)	(0.01)	0.01	(0.02)	(0.01)	(0.00)	(0.34)	(0.00)	(0.02)

(1)Basic and diluted

Results of Operations

The Company had an adjusted net loss, which excludes share based compensation expense, for the three months ended March 31, 2012 of $3.0 million compared to adjusted income of the same period in 2011 of $86,000 (See Non-GAAP Measures – Adjusted Income / Loss). Net loss was $3.3 million for the year ended March 31, 2012 compared with a net loss of $0.9 million for the same period in 2011.

The Company achieved a gross profit of $96,000 for the three months ended March 31, 2012, on sales of silver and gold of $2.9 million compared with a gross profit of $1.7 million for the comparative 2011 periods on sales of silver and gold of $3.9 million. The decrease in sales in the period was due to lower ounces produced and consequently sold, as well as an increase in inventory. For the first three months of 2012, the Company mined from a zone with lower grade ore as well as more complex metallurgy, which resulted in lower recoveries in the period. As a result the ounces produced decreased resulting in much lower sales and higher processing costs. Additionally, inventory in the period was stockpiled as the Company’s refiner had difficulty obtaining cyanide for processing, which was further compounded by the metallurgy of the gold and silver concentrate which required significantly more cyanide for the processing process. Subsequent to the three months ended March 31, 2012, the Company entered into a one off sale agreement with a different refinery for the processing of 600 tonnes of gold and silver concentrate out of inventory.

Administration expenses for the three months ended March 31, 2012 increased to $1.6 million compared with $1.2 million for the same period in 2011 and relate to all costs associated with the Company’s head office, regulatory expenses and other general corporate expenses. The majority of the $0.4 increase in 2012 relates to professional fees which were as a result of the transaction with First Majestic as well as due to discussions surrounding the filing delinquencies committed by the previous management of Genco with the SEC.

Additionally, the Company took a further allowance against its Value Added Tax (“VAT”) receivable with the Mexican tax authority of $1.3 million in the three months ended 2012 compared with $nil for the same period in 2011 (See Contractual Obligations, Commitments and Contingencies – Value Added Tax Receivable).

During the three months ended March 31, 2012 the Company also recorded a deferred income tax recovery of $1.2 million which resulted from the significant appreciation of the Mexican peso in the quarter relative to the USD which increased the value of the deferred Mexican peso tax assets.

2011 MD&A

Total assets were $68.7 million at March 31, 2012, a decrease of $2.5 million compared with December 31, 2011. This decrease is mainly attributable to the $5.5 million decrease in cash and the decrease in accounts receivable by $0.9 million offset by a $0.8 million increase in inventory, $0.5 million increase in prepaid expenses and deposits, and $2.2 million increase in property, plant and equipment and mine development additions.

Liquidity and Capital Resources

Working Capital

At March 31, 2012, the Company had cash, restricted cash and short term investments of $15.1 million, current assets of $20.0 million and working capital of $14.0 million. Restricted cash consists of cash or deposit collateral posted by a third party for a bond held for the Mexican government and relates to the value added tax and corporate income reassessment. (See Contractual Obligations, Commitments and Contingencies – Tax Reassesment). The Company believes that the current cash, restricted cash and short term investments are sufficient to meet the cash requirements for the consolidated entity for the next 12 months. At this time, the Company does not know of any demands, commitments, or future events, which will materially affect its liquidity. However, should the transaction with First Majestic fail to complete, the Company may need to re-evaluate its cash requirements related to exploration and development. As in many resource companies, cash flows are directly affected by the success and failure of exploration and development work, and until such time that prices, grades, throughput, reduced costs or a combination of these factors provides sufficient cash flows to support all exploration and development work, the Company may be required to look for alternate sources of financing. In order to implement long-term plans for the Temascaltepec Mining District, and take advantage of other business opportunities, the Company may need to raise additional funds. No assurance can be given that if additional funding is required it will be available, or if available, will be on terms acceptable to the Company.

Operating, Financing and Investing Activities

Cash used was $5.5 million for the three months ended March 31, 2012 compared with cash generated of $1.4 million for the same period in 2011. Operating activities used cash of $4.4 million for the three months ended March 31, 2012 due to lower sales and higher costs resulting from the challenging metallurgy of the ore that the Company mined in the period, compared with cash generated of $0.3 million for the same period in 2011.

Cash used in investing activities in the three months ended March 31, 2012 was $2.5 million compared with cash generated $0.5 million for the same period in 2011. Investing activities included expanding underground infrastructure, refurbishing and upgrading equipment, expanding tailings capacity, and the construction of a new assay laboratory at the La Guitarra Mine. (See Operating Performance – Exploration and Mine Development – La Guitarra Mine Development and Exploration).

Financing activities generated cash of $1.4 million for the three months ended March 31, 2012 compared with cash generated of $0.7 million for the same period in 2011. Financing activities for the year ended December 31, 2011 consisted of the exercise of 1.0 million stock options and 2.7 million warrants. The remaining 0.6 million agent common share units expired unexercised. Subsequent to March 31, 2012, 17,478,272 warrants were exercised for gross proceeds of $5.6 million.

Contractual Obligations, Commitments and Contingencies

Contractual Obligations and Commitments

There have been no material changes to the Company’s contractual obligations or commitments in the three months ended March 31, 2012.

2011 MD&A

Royalty Obligations

The Company has the following royalty obligations:

La Guitarra & Temascaltepec District

  Mario Héctor Gottfried Joy Royalty
  This royalty covers five concessions totalling 767.3 hectares. The agreement calls for a payment of $2,000 per month subject to an inflation adjustment after September 2003. The monthly payment is considered as an advance on the royalties. Once the concessions are in production the monthly royalty payment will be reduced by US$500 if the calculated monthly royalty is US$3,500 or less; and by US$1,000 if the royalty is US$3,501 or more. Royalty payments of 1.5% of the amount received in final payment for the silver and gold produced is payable when the properties are in production. If the price of silver is more than US$15 per ounce, the royalty increases to 2%. An additional, one-time payment to Mr. Gottfried Joy of US $200,000 is payable when the production has totalled 30,000 equivalent ounces of gold. To date, over US$240,000 has been advanced to Mr. Gottfried Joy.

  Luismin Royalty
  La Guitarra must pay to Luismin, S.A. de C.V. (“Luismin”) a net smelter return royalty of 1-3% based on the price of gold for production from the 7,257 hectares of concessions included in the original La Guitarra purchase by the Company from Luismin. If the price of gold is at least US$400, but less than US$450, per ounce the royalty is 1%. If the price of gold is US$450, but less than US$500, the royalty is 2%. If the price of gold is US$500 or higher, the royalty is 3%. The Luismin royalty is payable once production from the concessions starting August 1, 2004 totals 175,000 equivalent ounces of gold.

  All mine production will be converted to equivalent ounces of gold. The amount of other royalties payable on minerals mined, produced or otherwise recovered from such properties are to be deducted from the royalty payable by the Company to Luismin.

  No royalties are payable on production from concessions outside the 7,257 hectare block that the Company purchased from Luismin as part of the purchase of La Guitarra.

Other Properties

  San Marcial Property
  The Company has an obligation to pay a 1% net smelter royalty capped at $13.8 million less payments to be made of $6.0 million in cash or shares and the value of 1.0 million shares due to be issued to Silver Standard in February 2011 (unissued) for the purchase of 100% interest in the property. The Company further is obligated to pay Silver Standard US$100,000 per month if commercial production commences on the San Marcial Project while the project is still under option from Silver Standard. These payments will be credited against the purchase price. There is also a 3% net smelter return on the property, and the Company is also obligated to pay US$100,000 to International American Resources Inc. as a production payment. The Company is currently renegotiating this agreement; however all costs associated with the property have been written off (See Operating Performance – Exploration and Mine Development, San Marcial).

2011 MD&A

Tax Reassessment

During the year ended December 31, 2010, the Company received a tax reassessment for tax year 2003 from the Mexican tax authorities in the amount of approximately $3.0 million (MXN$ 38.0 million). The reassessment is attributable to (a) Value Added Tax (“VAT”) refunds collected by the Company that the Servico de Administracion Tributaria (“SAT”) argues the Company was not entitled to, and (b) SAT argues that certain inter-company loans should have been treated as income. The Company has contested the claim and its claim has been admitted to the Tax Court. The Company has posted a bond with SAT for $3.0 million (MXN$38.9 million), the full amount of the tax reassessment, through a collateralized cash deposit. The Company has not recorded the impact of this reassessment and the collateralized cash has been classified as restricted cash.

In the three months ended March 31, 2012, the Company received an initial judgement against the Company’s favour from the Mexican tax authorities. This judgement is not considered a final legal ruling until the conclusion of the appeal mechanism is available and the Company has started the appeals process. Therefore, this event has no impact to the consolidated financial statements as at March 31, 2012.

Payment Dispute

A payment related lawsuit was filed during the year ended December 31, 2010, against the Company’s Mexican subsidiary relating to work done under contract. On June 3, 2011, the Supreme Court of Guanajuato ruled that the Company must pay $81,000 (US$81,000) plus interest at a rate of 5% calculated monthly. The Company made the required payment during the year ended December 31, 2011 but believes that the interest portion of the claim approximately $120,000 (US$120,000) is without merit. The Company has accrued $80,000 (US$80,000) as its best estimate for settlement of the interest portion as at December 31, 2011.

Employee Lawsuit

During the year ended December 31, 2010 the Company received a notice informing them that a former employee had sued the Company’s Mexican subsidiary claiming unpaid salary and expense reimbursements. Based on the Company’s best estimate for the settlement of the claim, management has accrued $0.2 million (MXN$2.7 million) as at March 31, 2012 and December 31, 2011.

Value Added Tax Receivable

The Company has certain VAT receivables in Mexico amounting to $3.3 million (MXN$42.1 million) (December 31, 2011 – $1.8 million (MXN$25.1 million)). The Company is currently and has been involved in several court trials regarding the receivables and believes it is fully entitled to the VAT receivables under the Mexican laws. However, conflicting court decisions have created uncertainty on the timing and collectability of the VAT receivables. Although the judgement process is still ongoing, it is difficult for management to foresee the final outcome. As a result, management has recorded an accounting estimate to reduce the full amount of the receivable to zero as of December 31, 2011. The Company reviews the estimate on a quarterly basis and updates the estimate accordingly if needed.

Non-GAAP Measures

Adjusted Loss

The Company has prepared a calculation of adjusted loss for the period by removing certain non-cash adjustments from its IFRS calculation of loss. The mining industry uses non-GAAP measures as a benchmark for performance but these measures do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. In addition to the conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flows.

2011 MD&A

	Three months ended
($000’s, except per share amounts)	March 31,
	2012	2011
Net loss for the period	(3,330)	(897)
Adjustments
Share based compensation	298	983
Adjusted net income (loss) for the period	(3,032)	86
per share	(0.01)	0.00

EBITDA and Adjusted EBITDA

EBITDA, adjusted EBITDA, EBITDA per share and adjusted EBITDA per share (“EBITDA Metrics”) are non-GAAP financial measures. EBITDA and EBITDA per share represent net income, excluding income tax expense, interest expense and amortization and accretion. Adjusted EBITDA and adjusted EBITDA per share provide investors with useful information with respect to the underlying business performance of the Company by removing certain non-cash adjustments from its calculation of EBITDA and EBITDA per share. The Company believes that the EBITDA Metrics trends are valuable indicators of whether its operations are generating sufficient operating cash flow to fund working capital needs and to fund capital expenditures. The Company uses the results depicted by the EBITDA Metrics for these purposes The EBITDA Metrics are intended to provide additional information, do not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

	Three months ended
($000’s except per share amounts)	March 31,
	2012	2011
Net loss	(3,330)	(897)
Income tax recovery	(1,141)	(23)
Depreciation, depletion & accretion	504	436
EBITDA	(3,967)	(484)
per share	(0.02)	(0.00)

Adjustments
Share based compensation	298	983
Gain on sale of mineral property interests	(39)	-
Adjusted EBITDA	(3,708)	499
per share	(0.02)	(0.00)

Cash Costs and Direct Costs

Cash cost per ounce and direct cost per tonne are non-GAAP measures commonly reported in the silver and gold mining industry as benchmarks of performance, but they do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The cash cost per ounce and direct cost per tonne of production are provided to investors and used by management as a measure of the Company’s operating performance. The Company reports its direct cost per tonne of ore processed as the cost of sales less depreciation and net of changes in inventories. The cash cost per ounce of silver produced reflects the cost of sales less depreciation, net of changes in inventory cost, refining charges and gold credits.

2011 MD&A

($000’s except throughput tonnes, ozs produced, cash cost/oz and direct cost/tonne)	Three Months Ended
	March 31 ,
	2012	2011
Cost of Sales	2,838	2,140
Add / (Subtract)
Change in inventory	488	(200)
Depreciation	(435)	(318)
Direct Costs	2,891	1,622
Add /(Subtract)
Gold credits	(1,923)	(1,654)
Refining charges	417	332
Cash Costs	1,385	300

Throughput tonnes	26,869	16,359
Ozs Produced	101,158	93,063

Direct Cost of Production per Tonne $US	107.40	99.15
Cash Cost of Production per Oz $US*	13.67	3.22

*net of gold credits

During the three months period ended March 31, 2012, the Company incurred a higher cash cost per ounce mainly as a result of encountering an area within the mine which had significantly lower overall grades. Ongoing mine development should open up higher grade stopes in the future which will allow the Company greater flexibility and consistency in grade control.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations or financial condition including, without limitation, such considerations as liquidity and capital resources.

Transactions with Related Parties

During the three months ended March 31, 2011, a director of the Company repaid an outstanding loan for $93,000 which was advanced during the year ended December 31, 2010 and bore interest at 5% per annum, was due on demand, with the principal and interest due on or before March 10, 2011.

During the three months ended March 31, 2012, a director of the Company and a company controlled by the director repaid an outstanding advance of $7,313.

The above transactions were in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

2011 MD&A

Financial Instruments and Other Instruments

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Mexico, its revenues are generated in United States dollars and its cost of sales are incurred in United States dollars and Mexican pesos. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar and the Mexican peso would have an effect on the Company‘s results from operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or a third party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and short term investments and accounts receivable and note receivable. The Company deposits cash and short term investments with high-credit quality financial institutions. Cash balances at these financial institutions may exceed the federally guaranteed amount.

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company’s accounts receivable consist primarily of trade receivables for sales of silver and gold and from input tax credits receivable in Mexico. The Company maintains an allowance for doubtful accounts against certain VAT receivables in Mexico for which the expected collectability of is in question.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company manages liquidity by ensuring, as far as reasonably possible, that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and short term investments. Management believes that these sources will be sufficient to cover the likely short term cash requirements. The Company’s cash and short term investments are currently invested in savings accounts and guaranteed investment certificates which are available on demand for the Company’s programs.

Interest Rate Risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company is exposed to interest rate risk on its cash and short term investments. The Company does not have any outstanding borrowings which bears interest. The Company’s short term investments primarily include highly liquid investments that earn interests at market rates that are fixed to maturity or at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments.

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Commodity Price Risk

The Company is subject to price risk from fluctuations in the market price of silver and gold. Silver and gold prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short term changes in supply and demand because of speculative hedging activities, and global political and economic conditions. The Company does not hedge its silver and gold sales.

Capital Management

The Company’s objectives of capital management are to safeguard its ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plan. The capital of the Company consists of items included in the consolidated shareholders’ equity, net of accumulated deficit, and long term debt, net of cash and cash equivalents, short-term investments, and restricted cash.

In order to facilitate the management of its capital requirement, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The annual and updated budgets are approved by the Company’s Board of Directors. There were no changes in the Company’s approach to capital management during the year and the Company is not subject to any externally imposed capital requirements.

Critical Judgments and Estimates

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in note 3 to the Company’s consolidated financial statements for the year ended December 31, 2011.

Change in Accounting Policies

The Company has adopted the following accounting standards which became effective on January 1, 2012

IAS 12, Income taxes (“IAS 12”)
IAS 12 – Income Taxes was amended in December 2010 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendment introduces a presumption that an entity will assess whether the carrying value of an asset will be recovered through the sale of the asset. The amendment to IAS 12 is effective for reporting periods beginning on or after January 1, 2012. The amendment does not have a significant impact on the Company’s condensed consolidated interim financial statements.

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Accounting standards effective July 1, 2012

IAS 1, Financial Statement Presentation (“IAS 1”)
In June 2011, the IASB issued amendments to IAS 1 - Presentation of Financial Statements that require an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted.

Accounting standards effective January 1, 2013

IFRS 10, Consolidated Financial Statements (“IFRS 10”)
In May 2011, the IASB issued IFRS 10 – Consolidated Financial Statements and is effective for periods beginning on or after January 1, 2013, with earlier application permitted. This standard will replace all of the existing guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements (“IAS 27”) and SIC 12 Consolidation – Special Purpose Entities (“SIC 12”). IFRS 10 changes the definition of control so the same criteria are applied to all entities to determine control and includes detailed guidance that addresses the different ways in which a reporting entity (investor) might control another entity (investee). The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

IFRS 11, Joint Arrangements (“IFRS 11”)
The IASB issued IFRS 11 – Joint Arrangements, on May 12, 2011 and is effective for annual periods beginning on or after January 1, 2013. This standard supersedes IAS 31 – Interest in Joint Ventures and SIC 13 – Jointly Controlled Entities – Non-Monetary Contributions by Venturers. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint ventures”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venture recognizes its investment in a joint arrangement using equity method. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

IFRS 13, Fair Value Measurement (“IFRS 13”)
In May 2011, as a result of the convergence project undertaken by the IASB with the US Financial Accounting Standards Board to develop common requirements for measuring fair value and for disclosing information about fair value measurements, the IASB issued IFRS 13 – Fair Value Measurement. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 13 defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

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IFRS 12, Disclosure of Interest in Other Entities (“IFRS 12”)
IFRS 12 – Disclosure of Interests in Other Entities has been issued and is effective for periods beginning on or after January 1, 2013. IFRS 12 sets out the required disclosures for entities reporting under the two new standards IFRS 10 and IFRS 11. The new rules also replace the disclosure requirements currently found in IAS 28 Investments in associates. IFRS 12 requires entities to disclose information that helps financial statement readers to evaluate the nature, risks and financial effects associated with the entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities. The Company is currently evaluating the impact of these amendments to IFRS 12 on its consolidated financial statements.

IAS 28, Investments in Associates (“IAS 28”)
As a consequential amendment to IFRS 11, the IASB also amended IAS 28 – Investments in Associates in May 2011 which prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

IAS 19 – Employee Benefits (“IAS 19”)
In June 2011, the IASB issued amendments to IAS 19 – Employee Benefits that introduced significant changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the options to deter or recognize in full in profit or loss actuarial gains and losses and instead of mandates the immediate recognition of all actuarial gains and losses in other comprehensive income. The Amended IAS 19 also requires calculation of net interest on the net defined benefit liability or asset using the discount rate used to measure the defined benefit obligation. The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company does not anticipate the amendments to IAS 19 to have a significant impact on its consolidated financial statements.

IAS 27 – Consolidated and Separate Financial Statements (“IAS 27”)
IAS 27 – Consolidated and Separate Financial Statements has been updated to require an entity presenting separate financial statements to account for those investments at cost or in accordance with IFRS 9 Financial Instruments. The new IAS 27 excludes the guidance on the preparation and presentation of consolidated financial statements for a group of entities under the control of a parent, which is within the scope of the current IAS 27 Consolidated and Separate Financial Statements, and is replaced by IFRS 10. The new requirements are effective for annual periods beginning on or after January 1, 2013 and the Company does not anticipate the amendments to have a significant impact on its consolidated financial statements.

IFRS 7 – Financial Instruments: Disclosures (“IFRS 7”)
On December 16, 2011, the IASB published new disclosure requirements jointly with the Financial Accounting Standards Board (“FASB”) that enables users of financial statements to better compare financial statements prepared in accordance with IFRS and US Generally Accepted Accounting Principles. The new requirements are effective for annual periods beginning on or after January 1, 2013 and the Company does not anticipate the amendments to have a significant impact on its consolidated financial statements.

IFRIC 20 – Stripping Costs in the Production Phase of a Mine (“IFRIC 20”)
IFRIC 20 – Stripping Costs in the Production Phase of a Mine clarifies the requirements of accounting for the costs of stripping activity in the production phase when stripping improves the access to further quantities of material that will be mined in future periods. The new requirements are effective for annual periods beginning on or after January 1, 2013 and the Company does not anticipate the amendments to have a significant impact on its consolidated financial statements.

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Accounting standards effective January 1, 2014

IAS 32, Financial Instruments: Presentation (“IAS 32”)
On December 16, 2011, the IASB published amendments to IAS 32 – Financial Instruments: Presentation to clarify the application of the offsetting requirements. The amendments are effective for annual periods beginning on or after January 1, 2014, with earlier application permitted. The Company does not anticipate the amendments to have a significant impact on its consolidated financial statements.

Accounting standards effective January 1, 2015

IFRS 9, Financial Instruments (“IFRS 9”)
The IASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 - Financial Instruments in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified at fair value, financial guarantees and certain other exceptions. In response to the delays to the completion of the remaining phases of the project, on December 6, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9. The Company does not anticipate this amendment to have a significant impact on its condensed consolidated interim financial statements.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Management’s Report on Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed,summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Controls over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

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• maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

• provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;

• provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

There have been no material changes to our internal controls over financial reporting during the three months period ended March 31, 2012 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Capital Stock

The Company has an unlimited number of common shares authorized, with 243,067,806 outstanding on March 31, 2012 and 261,296,078 as of the date of this MD&A.

On March 31, 2012, options to purchase 15,016,500 common shares and warrants to purchase 31,254,598 common shares were outstanding. As of the date of this MD&A, options to purchase 12,329,750 common shares and warrants to purchase 13,776,325 common shares were outstanding.

Qualified Person

Pursuant to National Instrument 43-101, Doug Blanchflower,P.Geo is the Qualified Person responsible for the technical disclosure in this MD&A.

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Cautionary Note Regarding Forward Looking Statements

This Management’s Discussion and Analysis release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws. These statements and information appear in a number of places in this document and include estimates, forecasts, information and statements as to management’s expectations with respect to, among other things the future financial or operating performance of the Company, costs and timing of the development of mines, the timing and amount of estimated future production, costs of production, capital and operating expenditures, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, and title disputes. Often, but not always, forward-looking statements and information can be identified by the use of words such as “may”, “will”, “should”, “plans”, “expects”, “intends”, “anticipates”, “believes”, “budget”, and “scheduled” or the negative thereof or variations thereon or similar terminology. Forward-looking statements and information are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that any such forward-looking statements and information are not guarantees and there can be no assurance that such statements and information will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed under the heading “Risk Factors” in the Company’s Annual Information Form (AIF) in respect of its financial year-ended December 31, 2011, which is filed with Canadian regulators on SEDAR (www.sedar.com) and the SEC on EDGAR (www.sec.gov). The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. All written and oral forward-looking statements and information attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements.

Risk Factors

The operations of the Company are speculative due to the high-risk nature of its business which is the acquisition, exploration, development and operation of mineral properties. These risk factors could materially affect the Company‘s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. For complete information regarding the Company’s operations risks, please refer to the section entitled “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2011, which will be available at www.sedar.com and the Company’s Form 40-F, available at www.sec.gov. Certain, but not all, of these risk factors are outlined below.

Due to the Company‘s material properties being located in Mexico, a substantial portion of its business is exposed to various degrees of political, economic and other risks and uncertainties which may cause disruption to mineral exploration and mining activities. Furthermore, Mexico‘s status as a developing country may make it more difficult for the Company to obtain required financing for its projects. The Company must generate sufficient internal cash flow or be able to utilize available financing sources to finance its growth and sustain capital requirements. If the Company does not realize satisfactory prices for silver, gold and other metals that it will produce or achieve positive cash flow through operations, or if the transaction with First Majestic does not complete, it could be required to raise significant additional capital through equity financings in the capital markets or to incur significant borrowings through debt financings to meet its capital requirements There can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows.

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In addition, the Company requires consultants and employees to work in Mexico to carry out its planned exploration and development programs. It may be difficult from time to time to find or hire qualified people in the mining industry who are situated in Mexico, or to obtain all of the necessary services or expertise in Mexico, or to conduct operations on its projects at reasonable rates. Furthermore, the Company is highly dependent upon its senior management and other key personnel and the loss of any such individuals could have a materially adverse effect on the business of the Company.

All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which the Company may become subject could have a material effect on the Company‘s financial position, results of operations and the Company‘s mining operations and project development plans.

In Mexico, acts of civil disobedience are common; in recent years, many mining companies have been the targets of actions to restrict access to legally-entitled mining concessions or property. Such acts of civil disobedience often occur with no warning and can result in significant direct and indirect costs.

The Mineral Reserve and Resource estimates previously reported under NI 43-101 are estimates and as such, there is uncertainty to the actual volume and grades until the reserves are actually mined and processed. Variability in these estimates could affect the level of production and capital and operating cost. While the Company has had independent geological consultants conduct a review of the estimates of Mineral Reserves and Resources, this should not be construed as a guarantee that such estimates are accurate. If such estimates prove to be materially overstated, that could have a material and adverse effect on the Company’s business and results of operations. There are no assurances that current estimated reserves and resources will be commercially mined in the future or mined in the method set out in the NI 43-101 report. The Company has engaged independent technical consultants to assist in preparing Mineral Reserves and Resources, and project engineering, as required. There is no guarantee the work performed by the Company, or the consultants, will prove correct and free of defects.

Inferred Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven and Probable Mineral Reserves as a result of continued exploration.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. There is no certainty that the expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Environmental laws and regulations may affect the operations of the Company making operations in that country more expensive. In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating may occur. It is not always possible to fully insure against such risks.

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